File Nos. 333-
                                                                   811-08178
=============================================================================
                      SECURITIES  AND  EXCHANGE  COMMISSION

                            Washington, D.C.  20549

                                   FORM N-4

REGISTRATION  STATEMENT  UNDER  THE SECURITIES ACT OF 1933                 [X]
      Pre-Effective  Amendment  No.  ___                                   [ ]
      Post-Effective  Amendment  No.  ___                                  [ ]
REGISTRATION  STATEMENT  UNDER  THE INVESTMENT COMPANY ACT OF 1940         [X]
      Amendment  No.  ___                                                  [ ]
                       (Check appropriate box or boxes.)

     American  Fidelity  Separate  Account  B
     _________________________________________
     (Exact  Name  of  Registrant)

     American  Fidelity  Assurance  Company
     _________________________________________
     (Name  of  Depositor)

     2000  N.  Classen  Blvd., Oklahoma City, Oklahoma                   73106
     ____________________________________________________________   __________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code  (405)  523-2000

     Name  and  Address  of  Agent  for  Service
          Stephen  P.  Garrett
          Senior  Vice  President
          Law  &  Governmental  Affairs  Dept.
          American  Fidelity  Corporation
          2000  N.  Classen  Blvd.
          Oklahoma  City,  OK  73106

     Copies  to:
          Lynn  K.  Stone
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT    06881
          (203)  226-7866

Approximate  Date  of  Proposed  Public  Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation  of  Registration  Fee  under  the  Securities  Act  of  1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
=============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                            (Required  by  Rule  495)

Item No.                                                 Location
--------                                                 ----------------------

          PART A

Item 1.   Cover Page                                     Cover Page

Item 2.   Definitions                                    Glossary of Terms

Item 3.   Synopsis                                       Summary

Item 4.   Condensed Financial Information                Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies                        Investment Options,
                                                         American Fidelity,
                                                         the Separate Account

Item 6.   Deductions and Expenses                        Expenses

Item 7.   General Description of Variable Annuity
          Contracts                                      The AFAdvantage
                                                         Variable Annuity

Item 8.   Annuity Period                                 Annuity Provisions

Item 9.   Death Benefit                                  Death Benefit

Item 10.  Purchases and Contract Value                   How to Purchase the
                                                         AFAdvantage Variable
                                                         Annuity

Item 11.  Redemptions                                    Withdrawals

Item 12.  Taxes                                          Taxes

Item 13.  Legal Proceedings.                             Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information                         Table of Contents of
                                                         the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (CONT'D)
                            (Required by Rule 495)

Item No.                                        Location
--------                                        --------------------

          PART B

Item 15.  Cover Page                            Cover Page

Item 16.  Table of Contents.                    Table of Contents

Item 17.  General Information and History       General Information
                                                and History of the
                                                Company

Item 18.  Services                              Not Applicable

Item 19.  Purchase of Securities Being Offered  Not Applicable

Item 20.  Underwriters                          Distributor

Item 21.  Calculation of Performance Data       Performance
                                                Information

Item 22.  Annuity Payments.                     Annuity Provisions

Item 23.  Financial Statements                  Financial Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.



                                    PART A

                       THE AFADVANTAGE VARIABLE ANNUITY

                                   issued by

                     AMERICAN FIDELITY SEPARATE ACCOUNT B

                                      and

                      AMERICAN FIDELITY ASSURANCE COMPANY

                               ___________, 1997


This prospectus describes the AFAdvantage Variable Annuity offered by American Fidelity Assurance Company (American Fidelity, our, us or we). Our home office is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

The annuity has 10 Investment Options - the Guaranteed Interest Account Option and the following Portfolios:

       MERRILL  LYNCH  VARIABLE  SERIES  FUNDS,  INC.
          Merrill  Lynch  Prime  Bond  Fund
          Merrill  Lynch  Equity  Growth  Fund
          Merrill  Lynch  American  Balanced  Fund
          Merrill  Lynch  International  Equity  Focus  Fund
          Merrill  Lynch  High  Current  Income  Fund
       DREYFUS  STOCK  INDEX  FUND
       THE  DREYFUS  SOCIALLY  RESPONSIBLE  GROWTH  FUND,  INC.
       DREYFUS  VARIABLE  INVESTMENT  FUND
          Growth  and  Income  Portfolio
          Small  Company  Stock  Portfolio

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the AFAdvantage Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is found on the last page of this prospectus. For a free copy of the SAI, call us at (800) 662-1106 or write us at: P.O. Box 25523, Oklahoma City, Oklahoma 73125-0523.

INVESTMENT IN A VARIABLE ANNUITY IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               TABLE OF CONTENTS

                                                                          PAGE

GLOSSARY  OF  TERMS

SUMMARY

FEE  TABLE

THE  AFADVANTAGE  VARIABLE  ANNUITY
Policy  Owner
Joint  Owner
Beneficiary
Assignment  of  the  Policy

ANNUITY  PROVISIONS
Annuity  Date
Selection  of  an  Annuity  Option
Annuity  Payments
Annuity  Options

HOW  TO  PURCHASE  THE  AFADVANTAGE  VARIABLE  ANNUITY
Purchase  Payments
Allocation  of  Purchase  Payments
Right  to  Examine  Policy
Accumulation  Units

INVESTMENT  OPTIONS
Portfolios
Guaranteed  Interest  Account  Option
Voting  Rights
Substitution
Transfers
Transfers  during  the  Accumulation  Phase
Transfers  during  the  Annuity  Phase

PERFORMANCE

EXPENSES
Insurance  Charges
Mortality  and  Expense  Risk  Charge
Administrative  Charge
Distribution  Expense  Charge
Policy  Maintenance  Charge
Withdrawal  Charge
Reduction  or  Elimination  of  the  Withdrawal  Charge
Transfer  Fee
Premium  Taxes
Income  Taxes
Portfolio  Expenses

TAXES
Annuities  in  General
Qualified  and  Non-Qualified  Policies
Tax  Treatment  of  Withdrawals  -  Non-Qualified  Policies
Tax  Treatment  of  Withdrawals  -  Qualified  Policies
Tax  Treatment  of  Withdrawals  -  Tax-Sheltered  Annuities
Diversification

WITHDRAWALS
Systematic  Withdrawal  Program
Suspension  of  Payments  or  Transfers

LOANS

DEATH  BENEFIT
Death  Benefit  Amount
Death  of  Owner  Before  Annuity  Date
Death  of  Annuitant  Before  the  Annuity  Date
Death  of  Owner  After  the  Annuity  Date
Death  of  Annuitant  After  the  Annuity  Date

OTHER  INFORMATION
American  Fidelity
The  Separate  Account
Legal  Proceedings
Distribution
Administration
Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF  ADDITIONAL  INFORMATION




                               GLOSSARY OF TERMS


Some of the terms used in this prospectus are technical. To help you understand these terms, we have defined them below and have capitalized them throughout the prospectus.

ACCOUNTS:  The  Guaranteed  Interest  Account  and  the  Portfolios.

ACCOUNT VALUE: The value of your Policy in the Investment Options during the Accumulation Phase.

ACCUMULATION PHASE: Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase.

ACCUMULATION UNIT: The unit of measurement we use to keep track of the value of your Policy invested in the Portfolios during the Accumulation Phase.

ANNUITANT:  The  natural  person  on  whose  life  Annuity Payments are based.

ANNUITY DATE: The date Annuity Payments begin. You can choose the month and year in which Annuity Payments will begin.

ANNUITY OPTIONS: You can choose among available pay-out plans for your Annuity Payments. These are referred to as Annuity Options.

ANNUITY PAYMENTS: You can receive regular income payments from your Policy. These are referred to as Annuity Payments.

ANNUITY  PHASE:  The  period  during  which  we  make  Annuity  Payments.

ANNUITY UNIT: The unit of measurement we use to calculate your Annuity Payments during the Annuity Phase.

BENEFICIARY:  The  person  or  entity  you name to receive any death benefits.

FUNDS: Merrill Lynch Variable Series Funds, Inc., Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Variable Investment Fund.

GUARANTEED INTEREST ACCOUNT OPTION: An investment option within our general account which earns interest credited by us.

INVESTMENT OPTIONS: The Portfolios and the Guaranteed Interest Account Option.

JOINT OWNER: The Policy can be owned by you and your spouse (the Joint Owner).

NON-QUALIFIED: If you do not purchase the Policy under a Qualified plan, your Policy is referred to as a Non-Qualified Policy.

POLICY:  The  AFAdvantage  Variable  Annuity.

POLICY  ANNIVERSARY:  The  anniversary  of  the  date  your Policy was issued.

POLICY OWNER/OWNER: The person or entity entitled to ownership rights under a Policy.

POLICY YEAR: The annual period which begins on the date your Policy was issued and each anniversary of that date.

PORTFOLIOS: The variable investment options available under the Policy. Each Portfolio has its own investment objective and is invested in a Fund or a corresponding portfolio of a Fund.

PURCHASE  PAYMENT:  The  money  you  invest  to  buy  the  Policy.

QUALIFIED: Policies purchased under special tax qualification rules (examples:
Individual Retirement Annuities, 403(b) Tax-Sheltered Annuities, H.R. 10 and Corporate Pension and other qualified retirement plans).

TAX  DEFERRAL:    Tax  deferral  means  that  you are not taxed on earnings or appreciation on the assets in your Policy until you take money out of your Policy.


                                    SUMMARY

The following information is a summary of some of the more important features of your annuity Policy. More detailed information is contained in the corresponding sections of this prospectus.

THE AFADVANTAGE VARIABLE ANNUITY. This prospectus describes the flexible premium variable and fixed deferred annuity policy offered by American Fidelity Assurance Company (American Fidelity). It is a contract between you, the Policy Owner, and American Fidelity, an insurance company. The Policy provides a means for investing on a Tax-Deferred basis in the Portfolios and the Guaranteed Interest Account Option. The AFAdvantage Variable Annuity is designed for people seeking long-term Tax-Deferred accumulation of assets, generally for retirement or other long-term purposes. The Tax-Deferred feature is most attractive to people in high federal and state tax brackets. You should not buy the Policy if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

Like all deferred annuities, your Policy has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, you invest money in your annuity and your earnings accumulate on a Tax-Deferred basis. Your earnings are based on the investment performance of the Portfolios you selected and/or the interest rate earned on the money you have in the Guaranteed Interest Account. You can withdraw money from your Policy during the Accumulation Phase. During the Accumulation Phase, the earnings are taxed as income only when you make a withdrawal. A federal tax penalty may apply if you make withdrawals before age 59 1/2. The Annuity Phase occurs when you begin receiving regular payments from your Policy. Among other factors, the amount of the payments you may receive during the Annuity Phase will depend upon the amount of money you are able to accumulate in your Policy during the Accumulation Phase.

ANNUITY PROVISIONS. You can receive monthly Annuity Payments from your Policy under an Annuity Option. During the Annuity Phase, payments can come from the Portfolios and/or the Guaranteed Interest Account.

HOW TO PURCHASE THE AFADVANTAGE VARIABLE ANNUITY. You may make purchase payments at any time during the Accumulation Phase. Each payment must be at least $25. You must complete an application and make your first Purchase Payment to purchase the Policy.

INVESTMENT  OPTIONS.    You may allocate your money to the Guaranteed Interest
Account  Option  of  American  Fidelity  or  the  following  Portfolios:

       MERRILL  LYNCH  VARIABLE  SERIES  FUNDS,  INC.
          Merrill  Lynch  Prime  Bond  Fund
          Merrill  Lynch  Equity  Growth  Fund
          Merrill  Lynch  American  Balanced  Fund
          Merrill  Lynch  International  Equity  Focus  Fund
          Merrill  Lynch  High  Current  Income  Fund

       DREYFUS  STOCK  INDEX  FUND

       THE  DREYFUS  SOCIALLY  RESPONSIBLE  GROWTH  FUND,  INC.

       DREYFUS  VARIABLE  INVESTMENT  FUND
          Growth  and  Income  Portfolio
          Small  Company  Stock  Portfolio

The Portfolios offer professionally managed investment choices and are fully described in the attached prospectuses for the Funds. You can make or lose money in the Portfolios, depending upon market conditions.

The Guaranteed Interest Account Option offers an interest rate that is guaranteed by us. While your money is in the Guaranteed Interest Account Option, the interest your money will earn (subject to a withdrawal charge on any withdrawals from the Guaranteed Interest Account) as well as your principal is guaranteed by American Fidelity.

EXPENSES. The following are the annual insurance charges which are deducted from the average daily value of your Policy allocated to the Portfolios every year: Mortality and Expense Risk Charge - 1.25%; Administrative Charge - .15%; and Distribution Expense Charge - .10%. Each year we also deduct a $30 policy maintenance charge from your Policy. There are also annual expenses of the Portfolios which range from .30% to .96% of the average daily value of the Portfolios, depending upon the Portfolio(s) you invest in.

You can transfer between accounts up to 12 times a Policy Year during the Accumulation Phase. After that the charge is the lesser of $25 or 2% of the amount transferred. You may make one transfer a Policy Year during the Annuity Phase. The one transfer is free.

During the first Policy Year, any withdrawals you make will have a withdrawal charge. After the first Policy Year, you may make a withdrawal of up to 10% of the value of your Policy once each Policy Year without incurring a withdrawal charge (referred to as the "free withdrawal amount"). If you do not use the free withdrawal amount in any year, it may not be carried forward and used the next Policy Year.

The withdrawal charge is a percentage of the amount withdrawn in excess of the free withdrawal amount as shown below:

         Policy Year  Withdrawal Charge %
--------------------  -------------------

             1                         8%
             2                         7%
             3                         6%
             4                         5%
             5                         4%
             6                         3%
             7                         2%
             8                         1%
             9 +                       0%



American Fidelity may assess a state premium tax charge which ranges from 0-4.0% (depending upon the state).

TAXES. Your earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a federal tax penalty on the taxable amounts withdrawn, which in most cases is 10% on the taxable amounts. Payments during the Annuity Phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Policy is tax-qualified, the entire payment may be taxable.

WITHDRAWALS. You may make a withdrawal at any time during the Accumulation Phase. There may be limits to the amount you can withdraw from a Qualified plan. Any partial withdrawal must be for at least $250 (there are exceptions for withdrawals allowed under 403(b) and 401 hardship provisions), but a withdrawal must not reduce the value of your Policy below $100. This requirement is waived if the partial withdrawal is pursuant to the Systematic Withdrawal Program. You may request a withdrawal or elect the Systematic
Withdrawal Program. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

DEATH BENEFIT. If you or the Annuitant die during the Accumulation Phase, the person you have selected as your Beneficiary will receive a death benefit.

OTHER  INFORMATION.

     Free Look. If you cancel the Contract within 20 days after receiving it, we will refund you the greater of the Purchase Payment paid or the value of your Policy as of the earlier of the date we receive the Policy at our home office or the date our agent receives the Policy.

     No  Probate.   In most cases, when you die, your Beneficiary will receive the  death  benefit  without  going  through  probate.

INQUIRIES.   If you have any questions about your AFAdvantage Variable Annuity or  need  more  information,  please  contact  us  at:

                    American  Fidelity  Assurance  Company
                    Annuity  Services  Department
                    P.O.  Box  25523
                    Oklahoma  City,  OK  73125-0523
                    (800)  662-1106


                                   FEE TABLE

OWNER  TRANSACTION  EXPENSES

Withdrawal Charge
(see Note 2 below)  Policy Year  Withdrawal Charge
                    -----------  ------------------

                              1                  8%
                              2                  7%
                              3                  6%
                              4                  5%
                              5                  4%
                              6                  3%
                              7                  2%
                              8                  1%
                             9+                  0%



Transfer Fee               No charge for first 12 transfers in a Policy
                           Year during the Accumulation Phase and no
                           charge for one transfer allowed each Policy
                           Year during the Annuity Phase; thereafter the
                           fee is the lesser of $25 or 2% of the amount
                           transferred.

Policy Maintenance Charge  $30 per Policy per Policy Year.



SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge           1.25%
Administrative Charge                        .15%
Distribution Expense Charge                  .10%
                                            -----
Total Separate Account Annual Expenses      1.50%



FUND  ANNUAL  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  a  Portfolio)

                                                               Other
                                                               Expenses
                                                  Management   (after expense                Total Annual
                                                  Fees         reimbursement)                Expenses
                                                  -----------  ----------------------------  -------------------------
MERRILL LYNCH VARIABLE SERIES FUNDS INC.
   Merrill Lynch Prime Bond Fund                         .44%                          .05%                       .49%
   Merrill Lynch Equity Growth Fund                      .75%                          .06%                       .81%
   Merrill Lynch American Balanced Fund                  .55%                          .05%                       .60%
   Merrill Lynch International Equity Focus Fund         .75%                          .14%                       .89%
   Merrill Lynch High Current Income Fund                .49%                          .05%                       .54%

DREYFUS STOCK INDEX FUND                                .245%                         .055%                       .30%

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND*            .72%                          .24%                       .96%

DREYFUS VARIABLE INVESTMENT FUND
   Growth and Income Portfolio                           .75%                          .08%                       .83%
   Small Company Stock Portfolio*                        .56%                          .19%                       .75%


*   From time to time, The Dreyfus Corporation and, in the case of The Dreyfus Socially Responsible Growth Fund, Inc.,
NCM  Capital  Management  Group,  Inc.,  may  waive  all  or part of their fees and/or voluntarily assume certain Fund expenses.  As of the date of this Prospectus, certain fees are being waived or expenses being assumed, in each case on a  voluntary  basis.  Without  such  waivers  or  reimbursements, the Management Fees, Other Expenses and Total Annual
Expenses  that  would  have  been incurred for the fiscal year ended December 31, 1996 would be - The Dreyfus Socially
Responsible  Growth  Fund,  Inc.:  .75%,  .24%  and  .99%;  and Dreyfus Variable Investment Fund - Small Company Stock
Portfolio:  .75%, .19% and .94%. There is no guarantee that any fee waivers or expense reimbursements will continue in the  future.



EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if: (a) you surrender your Policy at the end of each time period; or (b) if your Policy is not surrendered or is annuitized:

                                                    Time              Periods
                                                    1 Year            3 Years
MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
Merrill Lynch Prime Bond Fund                       a) $122.83        a) $188.54
                                                    b) $ 42.25        b) $127.19

Merrill Lynch Equity Growth Fund                    a) $125.87        a) $197.39
                                                    b) $ 45.46        b) $136.66

Merrill Lynch American Balanced Fund                a) $123.84        a) $191.59
                                                    b) $ 43.35        b) $130.46

Merrill Lynch International Equity Focus Fund       a) $126.51        a) $199.59
                                                    b) $ 42.26        b) $139.01

Merrill Lynch High Current Income Fund              a) $123.29        a) $189.93
                                                    b) $ 42.75        b) $128.68

DREYFUS STOCK INDEX FUND                            a) $121.08        a) $183.24
                                                    b) $ 40.34        b) $121.53

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.  a) $127.15        a) $201.51
                                                    b) $ 46.96        b) $141.06

DREYFUS VARIABLE INVESTMENT FUND
Growth and Income Portfolio                         a) $125.96        a) $197.94
                                                    b) $ 45.66        b) $137.24

Small Company Stock Portfolio                       a) $125.22        a) $195.74
                                                    b) $ 44.86        b) $134.89



THE ANNUAL EXPENSES OF THE PORTFOLIOS ARE BASED ON DATA PROVIDED BY THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED SUCH DATA.

      1. The purpose of the Fee Table is to show you the various expenses you can expect to incur directly or indirectly with the Policy. The Fee Table reflects expenses of the Separate Account as well as the Portfolios.
     2. Under certain circumstances, you can make a withdrawal without incurring the withdrawal charge. (See Expenses - Withdrawal Charge.)

     3.    Premium  taxes  are  not  reflected.  They  may  apply.

     4. The assumed average Policy size is $1,360. The $30 policy maintenance charge is reflected in the examples as $22.06.

     5. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

     As of the date of this prospectus, the sale of the AFAdvantage Variable Annuity had not begun. Therefore, no condensed financial information is presented.

                       THE AFADVANTAGE VARIABLE ANNUITY

An annuity is a contract between you, the Policy Owner, and an insurance company (in this case American Fidelity), where the insurance company promises to pay you (or someone else you choose) an income in the form of Annuity
Payments beginning on a date chosen by you. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Policy is in the Annuity Phase. If you or the Annuitant die during the Accumulation Phase, American Fidelity will pay a death benefit to your Beneficiary.

The Policy benefits from Tax Deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your Policy until you take money out of your Policy.

The Policy is called a variable annuity because you can choose among the available Portfolios and, depending upon market conditions, you can make or lose money in any of these Portfolios. If you select the variable annuity portion of the Policy, the amount of money you are able to accumulate in your Policy during the Accumulation Phase depends in part upon the investment performance of the Portfolio(s) you select. The Annuity Payments you will receive during the Annuity Phase can come from the Portfolios and/or the Guaranteed Interest Account.

The Guaranteed Interest Account Option offers an interest rate that is guaranteed by American Fidelity. If you select the Guaranteed Interest Account Option, your money will be placed with our other general assets. If you select the Guaranteed Interest Account Option, the amount of money you are able to accumulate in your Policy during the Accumulation Phase depends upon the total interest credited to your Policy.

POLICY OWNER . You, as the Policy Owner, have all the rights under the Policy. You can name a new Policy Owner. A change of Owner will revoke any prior designation of Owner. Any ownership changes must be sent to our home office on a form we accept. The change will go into effect when it is signed, subject to any payments we make or other actions we take before we record it. American Fidelity will not be liable for any payment made or action taken before it records the change. The Policy Owner is as designated at the time the Policy is issued, unless changed. A CHANGE OF OWNERSHIP MAY BE A TAXABLE EVENT.

JOINT OWNER . The Policy can be owned by Joint Owners. If Joint Owners are named, any Joint Owner must be the spouse of the other Owner. Upon the death of either Owner, the surviving spouse will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a form we accept.

BENEFICIARY . The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Policy is issued unless changed at a later date. If the Beneficiary and the Policy Owner or Annuitant, as applicable, die at the same time, we will assume that the Beneficiary died first for purposes of payment of the death benefit. You can name any Beneficiary to be an irrevocable Beneficiary. The interest of an irrevocable Beneficiary cannot be changed without his or her consent.

You can change the Beneficiary at any time during the Annuitant's life. To do so, you need to send a request to our home office. The request must be on a form we accept. The change will go into effect when signed, subject to any payments we make or actions we take before we record the change. A change cancels all prior Beneficiaries, except a change will not cancel any irrevocable Beneficiary without his or her consent. The interest of the Beneficiary will be subject to: any assignment of the Policy which is binding on us, and any Annuity Option in effect at the Annuitant's death.

ASSIGNMENT  OF  THE  POLICY

During the Annuitant's life, you can assign some or all of your rights under the Policy to someone else. A signed copy of the assignment must be sent to our home office on a form we accept. The assignment will go into effect when it is signed, subject to any payments we make or other actions we take before we record it. We are not responsible for the validity or effect of any assignment. If there are irrevocable Beneficiaries, you need their consent before assigning your ownership rights in the Policy. Any assignment made after the death benefit has become payable will be valid only with our consent. If the Policy is assigned, your rights may only be exercised with the consent of the assignee of record. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Policy is issued pursuant to a Qualified plan, there may be limitations on your ability to assign it.

                              ANNUITY PROVISIONS

ANNUITY  DATE

You can receive regular monthly income payments (Annuity Payments) under your Policy. You can choose the month and year in which those payments begin. We call that date the Annuity Date. You can select an Annuity Date at any time during the Accumulation Phase. You must notify us of this date at least 30 days prior to the date you want your Annuity Payments to begin. Prior to the Annuity Date, you may change the Annuity Date by written request. Any change must be requested at least 30 days prior to the new Annuity Date. Your Annuity Date must be the first day of a calendar month. The Annuity Date may not be later than the earlier of when the Annuitant reaches attained age 85 or the maximum date permitted under state law.

SELECTION  OF  AN  ANNUITY  OPTION

You can choose among income plans. We call those Annuity Options. A selection to receive Annuity Payments under an Annuity Option must be made at least 30 days prior to the Annuity Date. If no option is selected, Option 2 with 120 monthly payments guaranteed will automatically be applied. Prior to the Annuity Date, you may change the Annuity Option selected by written request. Any change must be requested at least 30 days prior to the Annuity Date. If an option is based on life expectancy, we will require proof of the payee's date of birth.

ANNUITY  PAYMENTS

Annuity Payments are paid in monthly installments. Annuity Payments can be made on a variable basis (which means they will be based on the investment performance of the Portfolios) and/or on a fixed basis (which means they will come from the Guaranteed Interest Account). However, payments under Option 4 can only come from the Guaranteed Interest Account (fixed annuity). Depending on your election, the value of your Policy (adjusted for the policy maintenance charge and any taxes) will be applied to provide the Annuity Payment. If no election has been made 30 days prior to the Annuity Date, amounts in the Guaranteed Interest Account will be used to provide a fixed annuity and amounts in the Portfolios will be used to provided a variable annuity. The amount of the first Annuity Payment will depend on the Annuity Option elected and the age of the Annuitant at the time the first payment is due.

ANNUITY  OPTIONS

You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION  1.    LIFETIME  ONLY ANNUITY: We will make monthly payments during the life of the Annuitant. If this option is elected, payments will stop when the Annuitant dies.

OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS: We will make monthly payments for the guaranteed period selected during the life of the Annuitant. When the Annuitant dies, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as they were being paid as of the date of the Annuitant's death. The guaranteed period may be 10 years or 20 years.

OPTION 3. JOINT AND SURVIVOR ANNUITY: We will make monthly payments during the joint lifetime of the Annuitant and a Joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 66 2/3% or 50% of the Annuity Payment in effect during the joint lifetime.

OPTION  4.    PERIOD  CERTAIN:  We  will make monthly payments for a specified period. The specified period must be at least five years and cannot be more than 30 years. This option is available as a fixed annuity only.

               HOW TO PURCHASE THE AFADVANTAGE VARIABLE ANNUITY

PURCHASE  PAYMENTS

A Purchase Payment is the money you give us to buy the Policy. You may make Purchase Payments at any time during the Accumulation Phase. You may increase, decrease, or change the frequency of such payments. However, each Purchase
Payment must be for at least $25. If in any year no Purchase Payments are made, the Policy will not lapse. We reserve the right to reject any application or Purchase Payment. We may deduct amounts from Purchase Payments for premium taxes, if any. At the time you buy the Policy, you and the Annuitant cannot be older than 85 years old.

ALLOCATION  OF  PURCHASE  PAYMENTS

We will allocate the first net Purchase Payment to one or more Investment Options according to your instructions. We will allocate subsequent Purchase Payments in the same manner as the first unless you change your instructions. You may change the allocations of Investment Options by using a form we accept. We reserve the right to limit the available Investment Options from which you may choose. All allocations must be in whole percentages, and must not be less than $25.

Once we receive your Purchase Payment and application, we will issue your Policy and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. We will credit your subsequent Purchase Payments to your Policy within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

RIGHT  TO  EXAMINE  POLICY

If you change your mind about owning the Policy, you can cancel it within 20 days after receiving it. When you cancel the Policy within this time period, we will not assess a withdrawal charge. If you return the Policy, it will be void from the beginning and we will refund to you the greater of: the Purchase Payments paid, or the value of your Policy as of the earlier of the date we receive the Policy at our home office, or the date our agent receives the Policy.

ACCUMULATION  UNITS

The value of the portion of your Policy allocated to the Portfolios will go up or down depending upon the investment performance of the Portfolio(s) you choose. The value of your Policy will also depend on the expenses of the Policy. In order to keep track of the value of your Policy, we use a measurement called an Accumulation Unit. During the Annuity Phase, we call the unit an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for a share of a Portfolio by multiplying the Accumulation Unit value for the previous period by a factor for each Portfolio for the current period. The factor for each Portfolio is determined by:

     1. dividing the value of the underlying Portfolio share at the end of the current period by the value of an underlying Portfolio share for the previous period; and

     2. subtracting from that amount any mortality and expense risk, administrative and distribution expense charges.

The  value  of  an  Accumulation  Unit  may  go  up  or  down from day to day.

When you make a Purchase Payment, we credit your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Portfolio by the value of the Accumulation Unit for that Portfolio.

We calculate the value of an Accumulation Unit for each Portfolio after the New York Stock Exchange closes each day and then credit your Policy accordingly.

EXAMPLE:

On Thursday we receive an additional Purchase Payment of $100 from you. You direct this to go to the Merrill Lynch Equity Growth Fund investment option. When the New York Stock Exchange closes on that Thursday, we determine that the value of an Accumulation Unit for the Merrill Lynch Equity Growth Fund is $10.75. We then divide $100 by $10.75 and credit your Policy on Thursday night with 9.30 Accumulation Units for the Merrill Lynch Equity Growth Fund.

                              INVESTMENT OPTIONS

When you buy the Policy you can allocate your money to the Portfolios listed below and/or the Guaranteed Interest Account.

PORTFOLIOS

MERRILL  LYNCH  VARIABLE  SERIES  FUNDS,  INC.

Merrill Lynch Variable Series Funds, Inc. is an open-end management investment company with sixteen separate funds. Merrill Lynch Asset Management, L.P. is the investment adviser to the Funds. The following Funds are available under the Policy:

     Merrill  Lynch  Prime  Bond  Fund
     Merrill  Lynch  Equity  Growth  Fund
     Merrill  Lynch  American  Balanced  Fund
     Merrill  Lynch  International  Equity  Focus  Fund
     Merrill  Lynch  High  Current  Income  Fund

DREYFUS  STOCK  INDEX  FUND

Dreyfus Stock Index Fund is an open-end, non-diversified, management investment company. The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

THE  DREYFUS  SOCIALLY  RESPONSIBLE  GROWTH  FUND,  INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified management investment company. The Dreyfus Corporation serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

THE  DREYFUS  VARIABLE  INVESTMENT  FUND

Dreyfus Variable Investment Fund is an open-end management investment company with thirteen portfolios. The Dreyfus Corporation serves as the investment adviser. The following Funds are available under the Policy:

     Growth  and  Income  Portfolio
     Small  Company  Stock  Portfolio

Additional  Portfolios  and/or  Funds  may  be  available  in  the  future.

Shares of the Funds are issued and redeemed in connection with investments in and payments under certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated. The Funds do not believe that offering their shares in this manner will be disadvantageous to you. Nevertheless, the Board of Trustees or the Boards of Directors, as applicable, intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If such a conflict were to occur, one or more insurance company separate accounts might withdraw its investments in a Portfolio. An irreconcilable conflict might result in the withdrawal of a substantial amount of a Portfolio's assets which could adversely affect such Portfolio's net asset value per share.

YOU SHOULD READ THE PROSPECTUSES FOR THE FUNDS CAREFULLY BEFORE INVESTING. THEY CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS AND ARE ATTACHED TO THIS PROSPECTUS.

GUARANTEED  INTEREST  ACCOUNT  OPTION

The Guaranteed Interest Account Option is an investment option within our general account which earns interest credited by us.

Because of certain exemptive and exclusionary provisions, interests in the Guaranteed Interest Account are not registered under the Securities Act of 1933 and the Guaranteed Interest Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Guaranteed Interest Account nor any interests in it are subject to the provisions of these Acts. The Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account Option. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

VOTING  RIGHTS

American Fidelity is the legal owner of the Portfolio shares. However, American Fidelity believes that when a Portfolio solicits proxies in conjunction with a shareholder vote, it is required to obtain from you and other Policy Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

American Fidelity may substitute one of the Portfolios you have selected with another Portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

TRANSFERS

You may direct us to make transfers between all Investment Options. A transfer request must be in a form we accept. We reserve the right to limit the number of transfers that may be made. If you elect to use this transfer privilege, we will not be liable for transfers made as instructed by you. All transfers must be in whole percentages. All transfers made on a given date count as one transfer.

We reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege.

TRANSFERS DURING THE ACCUMULATION PHASE . If you make more than 12 transfers in a Policy Year, there is a transfer fee deducted. The fee is the lesser of $25 per transfer or 2% of the amount transferred. The minimum amount which you can transfer is $500 from an Account or your entire value in the Account. All transfers must be in whole percentages.

TRANSFERS DURING THE ANNUITY PHASE . You may make transfers among the Portfolios. You may also make transfers from the Portfolios to the Guaranteed Interest Account Option to provide for a fixed annuity. You may only make one transfer each Policy year during the Annuity Phase. There is no transfer fee charged for the one transfer. You cannot make a transfer from your fixed annuity to a Portfolio.

                                  PERFORMANCE

American Fidelity may periodically advertise performance based on the historical performance of the various Portfolios. American Fidelity will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and expenses of the Portfolios. It does not reflect the deduction of any applicable withdrawal charge and policy maintenance charge. Results calculated without the withdrawal charge and policy maintenance charge will be higher. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, policy maintenance charge, withdrawal charges and the expenses of the Funds.

For periods starting prior to the date the Policies were first offered, the performance will be based on the historical performance of the corresponding Portfolios, modified to reflect the charges and expenses of the AFAdvantage Variable Annuity as if the Policies had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

We may also in the future advertise yield information for one or more of the Portfolios. If we do, we will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any  past  performance  does  not  guarantee future results of the Portfolios.

                                   EXPENSES

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE  CHARGES

We deduct insurance charges each day. We do this as part of the calculation of the value of the Accumulation Units during the Accumulation Phase and the Annuity Units during the Annuity Phase. The insurance charges are: 1) the mortality and expense risk charge; 2) the administrative charge; and 3) the distribution expense charge.

     MORTALITY AND EXPENSE RISK CHARGE . This charge is equal, on an annual basis, to 1.25% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Policy (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the Policy, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Policy).

     ADMINISTRATIVE CHARGE . This charge is equal, on an annual basis, to .15% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses. This charge may be increased but will never be more than .25% of the average daily value of the Policy invested in a Portfolio. This charge, together with the policy maintenance charge (which is explained below), is for all the expenses associated with the administration of the Policy. Some of these expenses include: preparation of the Policy, confirmations, annual reports and statements, maintenance of Policy records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

     DISTRIBUTION EXPENSE CHARGE . This charge is equal, on an annual basis, to .10% of the average daily value of the Policy invested in a Portfolio, after the deduction of expenses. This charge may be increased but will never be more than .25% of the average daily value of the Policy invested in a Portfolio. This charge compensates American Fidelity for the costs associated with the distribution of the Policies.

POLICY  MAINTENANCE  CHARGE

Every Policy Year American Fidelity deducts $30 from your Policy as a policy maintenance charge. American Fidelity reserves the right to change the policy maintenance charge, however, it will never be more than $36 per year. The charge will be deducted pro-rata from the Accounts. During the Accumulation Phase, the policy maintenance charge will be deducted on each Policy Anniversary. If you make a total withdrawal on other than a Policy Anniversary, the policy maintenance charge will be deducted at the time of the withdrawal. During the Annuity Phase, the charge will be deducted pro-rata from Annuity Payments.

WITHDRAWAL  CHARGE

Withdrawals  may  be  subject  to a withdrawal charge. During the Accumulation
Phase, you can make withdrawals from your Policy (see the "Withdrawals" section). During the first Policy Year, all withdrawals will have a withdrawal charge. After the first Policy Year, you can make a withdrawal of up to 10% of the value of your Policy once each Policy Year without incurring a withdrawal charge (free withdrawal amount). If you do not use the free withdrawal amount in any year, it cannot be carried forward to the next Policy Year.

The withdrawal charge is a percentage of the amount withdrawn in excess of the free withdrawal amount as shown below:

         Policy Year  Withdrawal Charge %
--------------------  -------------------

              1                        8%
              2                        7%
              3                        6%
              4                        5%
              5                        4%
              6                        3%
              7                        2%
              8                        1%
              9+                       0%



The withdrawal charge is calculated at the time of each withdrawal and will never exceed 8% of the total Purchase Payments. For partial withdrawals, the charge will be deducted from the value of your Policy remaining. No withdrawal charge will be applied when a death benefit is paid or payment under any annuity option providing at least seven annual or 72 monthly payments.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Policy. Thus, for tax purposes, earnings are considered to come out first. THERE ARE LIMITS TO THE AMOUNT YOU CAN WITHDRAW FROM A QUALIFIED PLAN KNOWN AS SECTION 403(b) PLAN. See Taxes and the discussion in the SAI.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE

American Fidelity will reduce or eliminate the amount of the withdrawal charge when the Policy is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Policy or a prospective purchaser already had a relationship with American Fidelity. American Fidelity will not deduct a withdrawal charge under a Policy issued to an officer, director or employee of American Fidelity or any of its affiliates. Any circumstances resulting in the reduction or elimination of the withdrawal charge requires our prior approval.

TRANSFER  FEE

There is no charge for the first 12 transfers in a Policy Year during the Accumulation Phase. Thereafter, the fee is the lesser of $25 or 2% of the amount transferred. During the Annuity Phase, there is no charge for the one transfer allowed during each Policy Year.

The transfer fee is deducted from the Investment Option which is the source of the transfer. If your entire interest in an Investment Option is being transferred, the transfer fee will be deducted from the amount being transferred. If you make transfers from multiple Investment Options, the transfer fee will be deducted pro-rata from each source Investment Option.

PREMIUM  TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. American Fidelity is responsible for the payment of these taxes and will make a deduction from the value of your Policy for them. Some of these taxes are due when the Policy is issued, others are due when Annuity Payments begin. It is our current practice to pay any premium taxes when they become payable to the states. Premium taxes generally range from 0% to 4.0%, depending on the state.

INCOME  TAXES

American Fidelity will deduct from the Policy any income taxes which it may incur because of the Policy. Currently, American Fidelity is not making any such deductions.

PORTFOLIO  EXPENSES

There are deductions from and expenses paid out of the assets of the various Portfolios which are described in the attached prospectuses for the Funds.

                                     TAXES

NOTE: AMERICAN FIDELITY HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITIES  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on the earnings on the money held in your annuity until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Policy - Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs - either as a withdrawal or as Annuity Payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Policy is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the Policy will generally not be treated as an annuity for tax purposes. This means that the Policy may not receive the benefits of Tax-Deferral. Income may be taxed as ordinary income every year.

QUALIFIED  AND  NON-QUALIFIED  POLICIES

If you purchase the Policy under a Qualified plan, your Policy is referred to as a Qualified Policy. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) Policies), H.R. 10 Plans (sometimes referred to as Keogh plans) and Corporate Pension and Profit-Sharing Plans.

If you do not purchase the Policy under a Qualified plan, your Policy is referred to as a Non-Qualified Policy.

TAX  TREATMENT  OF  WITHDRAWALS  -  NON-QUALIFIED  POLICIES

If you make a withdrawal from your Policy, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after the Owner dies; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

The Policy provides that when the Annuitant dies prior to the Annuity Date, a death benefit will be paid to the Beneficiary. If the Owner is not the Annuitant, such payments made when the Annuitant dies do not qualify for the death of Owner exception described above, and will be subject to the 10% tax penalty unless the Beneficiary is 59 1/2 years old or one of the other exceptions to the penalty applies.

TAX  TREATMENT  OF  WITHDRAWALS  -  QUALIFIED  POLICIES

The above information describing the taxation of Non-Qualified Policies does not apply to Qualified Policies. In the case of a withdrawal under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of your cost basis to your total accrued benefit under the retirement plan. The Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities), 408(b) (Individual Retirement Annuities) and 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 ; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his designated beneficiary;
(d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

A more complete discussion of withdrawals from Qualified Policies is contained in the SAI.

TAX  TREATMENT  OF  WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES

The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. American Fidelity believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not American Fidelity would be considered the owner of the shares of the Portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent under federal tax law Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Policy, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, American Fidelity reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

                                  WITHDRAWALS

You can have access to the money in your Policy: (1) by making a withdrawal (either a partial or a total withdrawal); (2) by receiving Annuity Payments; or (3) when a death benefit is paid to your Beneficiary. Withdrawals can only be made during the Accumulation Phase.

You may withdraw all or some of the value of your Policy, minus taxes due, if any, minus the withdrawal charge and policy maintenance charge. You must apply for a withdrawal using a form we accept. Any partial withdrawal amount must be at least $250, with exceptions for hardship. This requirement is waived if the partial withdrawal is pursuant to the Systematic Withdrawal Program (see below). After a withdrawal, the value of your Policy cannot be less than $100. Any amount withdrawn will be deducted pro-rata from the Investment Options. If you want to withdraw amounts in any other proportion, you must tell us using a form we accept.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see - Taxes and the discussion in the SAI.

SYSTEMATIC  WITHDRAWAL  PROGRAM

After the first Policy year, you can participate in a Systematic Withdrawal Program in lieu of the 10% free withdrawal option. If the total amount of systematic withdrawals during a Policy Year exceeds the 10% free withdrawal amount, a withdrawal charge will be incurred. During the Policy Year that systematic withdrawals begin, the 10% free withdrawal amount will be based on the value of your Policy on the business day before you request systematic withdrawals. The request must be made on a form we accept. During subsequent years, the free withdrawal amount will be based on the value of your Policy on the last Policy Anniversary. Systematic withdrawals can be made monthly, quarterly or semi-annually. We reserve the right to limit the terms and conditions under which systematic withdrawals can be elected and to stop offering any or all systematic withdrawals at any time.

INCOME  TAXES  AND  TAX  PENALTIES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

American Fidelity may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of the Fund shares is not reasonably practicable or American Fidelity cannot reasonably value the Fund shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

American Fidelity has reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Interest Account for the period permitted by law but not for more than six months.

                                     LOANS

If you purchased your Policy under a 403(b) Qualified plan, we may make a loan to you at any time before Annuity Payments begin. However, no loans will be made during the first Policy Year. The security for the loan will be the value of your Policy in the Guaranteed Interest Account. The loan cannot be more than the lesser of $50,000 or one-half of the value of your Policy in the Guaranteed Interest Account. Under certain circumstances, the $50,000 limit may be reduced. The minimum loan we will make is $2,500 (which can be changed by us at our discretion).

If a loan payment is not made within 60 days of the date a payment is due, the outstanding loan balance (principal plus interest) will become due and payable. If not repaid, the loan balance plus interest will be considered in default and will be treated as taxable income for the tax year of the default. Satisfaction of any unpaid loan balance plus interest from the Guaranteed Interest Account will only occur when you qualify for a plan distribution under the federal tax guidelines. If the loan is in default and you do not yet qualify for a distribution to satisfy the outstanding loan balance, the loan will continue to accrue interest which, if not paid by you, will be taxable income in the tax year accrued. Any amounts which may become taxable will be reported as plan distributions and will be subject to income tax and tax penalties, if applicable.

Upon your death, the Beneficiary will receive the death benefit reduced by the loan balance. If Annuity Payments begin while there is an outstanding loan, the value of the Guaranteed Interest Account will be reduced by the loan balance.

                                 DEATH BENEFIT

DEATH  BENEFIT  AMOUNT

The death benefit will be the greater of: (1) the Purchase Payments you have made, less any money you have taken out and any applicable withdrawal charges; or (2) the value of your Policy minus the policy maintenance charge and taxes, if any, determined on the business day we receive proof of death and an election for the payment period.

DEATH  OF  OWNER  BEFORE  ANNUITY  DATE

If you or any Joint Owner dies before the Annuity Date, the death benefit will be paid to your Beneficiary. When any Joint Owner dies, the surviving Joint Owner, if any, will be treated as the primary Beneficiary. Any other person chosen as a Beneficiary at the time of death will be treated as a contingent Beneficiary. The death benefit will be paid under one of the following death benefit options.

Death  Benefit  Options:

If you or any Joint Owner dies before the Annuity Date, a Beneficiary who is not your spouse must elect the death benefit to be paid under one of the following options:

     1.    lump  sum  payment;

     2. payment of the entire death benefit within five years of the date of your death or the death of any Joint Owner; or

     3. payment of the death benefit under any Annuity Option. If this option is chosen, the annuity must be distributed over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and the distribution must begin within one year of the date of your death or any Joint Owner's death.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of death must be distributed within five years of the date of death.

If  the  Beneficiary  is  your  spouse  (spousal  Beneficiary), he or she may:

     1. choose to continue the Policy in his or her own name at the current value of the Policy;

     2.    choose  a  lump  sum  payment  of  the  death  benefit;  or

     3.    apply  the  death  benefit  to  an  Annuity  Option.

If the deceased Owner was also the Annuitant and the spousal Beneficiary continues the Policy or applies the death benefit to an Annuity Option, the spousal Beneficiary will become the new Annuitant.

If a lump sum payment is requested, we will pay the amount within seven days of receipt of proof of death and the election, unless the Suspension or Deferral Payments Provision is in effect. Payment to the Beneficiary (other than a lump sum payment) may only be elected during the 60 day period beginning with the date we receive proof of death.

DEATH  OF  ANNUITANT  BEFORE  THE  ANNUITY  DATE

If you are not the Annuitant and the Annuitant dies before the Annuity Date, the death benefit will be paid to the Beneficiary. The death benefit will be paid in a lump sum and must be paid in full within five years of the date of death. If the Owner is a non-individual (e.g., a corporation), the death of the Annuitant will be treated as the death of the Owner.

DEATH  OF  OWNER  AFTER  THE  ANNUITY  DATE

If you, or any Joint Owner who is not the Annuitant, die during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as they were being paid at your death or such Joint Owner's death. When any Owner dies during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity
Period, the surviving Joint owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH  OF  ANNUITANT  AFTER  THE  ANNUITY  DATE

If the Annuitant dies on or after the Annuity Date, the death benefit, if any, will be as set forth in the Annuity Option elected. Death benefits will be paid at least as rapidly as they were being paid at the Annuitant's death.

                               OTHER INFORMATION

AMERICAN  FIDELITY

American Fidelity Assurance Company (American Fidelity), 2000 Classen Center, Oklahoma city, Oklahoma 73106 is an Oklahoma stock life insurance company organized in 1960. The company is licensed to conduct life, annuity and accident and health insurance business in forty-nine states and the District of Columbia. American Fidelity is a wholly owned subsidiary of American Fidelity Corporation since 1974.

THE  SEPARATE  ACCOUNT

American Fidelity established a separate account, American Fidelity Separate Account B (Separate Account), to hold the assets that underlie the Policies. Our Board of Directors adopted a resolution to establish the Separate Account under Oklahoma insurance law on September 20, 1996. American Fidelity has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a Portfolio.

The assets of the Separate Account are held in American Fidelity 's name on behalf of the Separate Account and legally belong to American Fidelity.
However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Policies and not against any other Policies we may issue.

LEGAL  PROCEEDINGS

There are no pending material legal proceedings affecting the Separate Account, American Fidelity or American Fidelity Securities, Inc.

DISTRIBUTION

American Fidelity Securities, Inc. (AFS, Inc.) acts as the distributor of the Policies. AFS, Inc. is a wholly-owned subsidiary of American Fidelity.

ADMINISTRATION

American Fidelity performs certain administrative services regarding the Policies. The administrative services include issuance of the Policies and maintenance of Policy Owner's records.

FINANCIAL  STATEMENTS

The financial statements of American Fidelity have been included in the Statement of Additional Information. No financial statements of the Separate Account have been included because, as of the date of this prospectus, the Separate Account had no assets.



         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION



General  Information  and  History  of  the  Company

Experts

Legal  Opinions

Distributor

Reduction  or  Elimination  of  the  Withdrawal  Charge

Performance  Information

Tax  Status

Annuity  Provisions

Financial  Statements


       ________________________________________________________________________


                                                              __________________

                                                              __________________

                                                              __________________



FRONT
-----

       American Fidelity Assurance Company
       Annuity Services Department
       P.O. Box 25523
       Oklahoma City, OK 73125-0523




       ________________________________________________________________________



       ________________________________________________________________________


       Please send me, at no charge, the Statement of Additional Information dated __________, 1997, for the AFAdvantage Variable Annuity issued by American Fidelity Assurance Company.


       (Please print or type and fill in all information)

BACK   ________________________________________________________________________
-----
       Name

       ________________________________________________________________________
       Address

       ________________________________________________________________________
       City                               State                   Zip Code

       ________________________________________________________________________
       Form #


                                    PART B


                      STATEMENT OF ADDITIONAL INFORMATION

            INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED
                               ANNUITY POLICIES

                                   ISSUED BY

                     AMERICAN FIDELITY SEPARATE ACCOUNT B

                                      AND

                      AMERICAN FIDELITY ASSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _____, 1997, FOR THE INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY POLICIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE US
AT: AMERICAN FIDELITY ASSURANCE COMPANY, ANNUITY SERVICES DEPARTMENT, P.O. BOX 25523, OKLAHOMA CITY, OK 73125-0523, (800) 662-1106.

THIS  STATEMENT  OF  ADDITIONAL  INFORMATION  IS  DATED  _____,  1997.


                               TABLE OF CONTENTS

                                                                          PAGE

GENERAL  INFORMATION  AND  HISTORY  OF  THE  COMPANY

EXPERTS

LEGAL  OPINIONS

DISTRIBUTOR

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE

CALCULATION  OF  PERFORMANCE  INFORMATION

TAX  STATUS

ANNUITY  PROVISIONS

FINANCIAL  STATEMENTS




                GENERAL INFORMATION AND HISTORY OF THE COMPANY

American Fidelity Assurance Company ("Company") was organized in the State of Oklahoma in 1960 and during its existence has never changed its name. Neither the sales of variable annuity contracts nor the sales of any other insurance product by the Company have ever been suspended by any state where the Company has done or is presently doing business.

The Company is a wholly owned subsidiary of American Fidelity Corporation, an insurance holding company. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership, an Oklahoma limited partnership ("CELP"). In accordance with the partnership agreement, management of the affairs of CELP is vested in five managing general partners: William M. Cameron, William E. Durrett, Edward C. Joullian, III, John W. Rex and Theodore M. Elam.

                                    EXPERTS

The financial statements of the Company as of and for the year ended December 31, 19__ included in this Statement of Additional Information have been audited by _________________________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                  DISTRIBUTOR

American Fidelity Securities, Inc., a wholly-owned subsidiary of the Company, acts as the distributor. The offering is on a continuous basis.

               REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Policies may be reduced or eliminated when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the withdrawal charge will be determined by the Company after examination of the following factors: 1) the size of the group;
2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Policies are purchased, and the persistency expected in that group; 4) the purpose for which the Policies are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The withdrawal charge will be eliminated when the Policies are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                    CALCULATION OF PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. All performance advertising will include quotations of standardized total return, calculated in accordance with standard methods prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized total return advertised by other variable annuity separate accounts. Standardized total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in a Portfolio on the first day of the period at the offering price, which is the Accumulation Unit value per unit (initial investment) and computing the ending redeemable value (redeemable value) of that investment at the end of the period. The redeemable value is then divided by the initial investment which is then expressed as a percentage. Standardized total return reflects the expenses of the Portfolio, the deduction of a policy maintenance charge and a mortality and expense risk, distribution expense and administrative charges. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

Nonstandardized total return may also be advertised. Nonstandardized total return may be for periods other than those required to be presented or may otherwise differ from standardized total return.

The standardized total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized total return will be based on calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Portfolio has been in existence if it has not been in existence for one of the prescribed periods. If Accumulation Units for the Policies have not been in existence for as long as the corresponding Portfolio, the standardized total return and nonstandardized total return quotations will show what the investment performance of Accumulation Units would have been (reduced by the applicable charges) had they been held in a Portfolio for the period quoted (see below).

Quotations of standardized total return and nonstandardized total return are based upon historical earnings and will fluctuate. Past performance does not guarantee future results. Factors affecting the performance of a Portfolio include general market conditions, operating expenses and investment management. An Owner's value upon a withdrawal of a Policy may be more or less than the original purchase payment.

PERFORMANCE  INFORMATION

The Accumulation Units of the Separate Account are new and therefore have no performance history. However, the corresponding Portfolios have been in existence for some time and consequently have investment performance history. In order to demonstrate how the historical investment experience of the Portfolios affects Accumulation Unit values, the following performance information was developed. The information is based upon the historical experience of the Portfolios and is for the periods shown.

ACTUAL PERFORMANCE WILL VARY AND THE HYPOTHETICAL RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS. Performance for periods ending after those shown may vary substantially from the examples shown below. Chart 1 shows the performance of the Accumulation Units calculated for a specified period of time assuming an initial Purchase Payment of $1,000 allocated to each Portfolio and a deduction of all charges and deductions (see "Expenses" in the prospectus). Chart 2 is identical to chart 1 except that it does not reflect the deduction of the withdrawal charge and policy maintenance charge. The performance figures in both charts also reflect the actual fees and expenses paid by each Portfolio during 1996. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

For  periods  ending  12/31/96

CHART 1
                                                 10 YEARS
                                                or Since   INCEPTION
                               1 YEAR  5 YEARS  Inception  DATE

Merrill Lynch Variable Series
   Funds, Inc. Prime Bond

Merrill Lynch Variable Series
Funds, Inc. Equity Growth

Merrill Lynch Variable Series
Funds, Inc. American Balanced

Merrill Lynch Variable Series
Funds, Inc. International
Equity Focus

Merrill Lynch Variable Series
Funds, Inc. High Current
Income

Dreyfus Stock Index

The Dreyfus Socially
Responsible Growth

Growth and Income

Small Company Stock



CHART 2
                                                 10 YEARS
                                                or Since   INCEPTION
                               1 YEAR  5 YEARS  Inception  DATE

Merrill Lynch Variable Series
Funds, Inc. Prime Bond

Merrill Lynch Variable Series
Funds, Inc. Equity Growth

Merrill Lynch Variable Series
Funds, Inc. American Balanced

Merrill Lynch Variable Series
Funds, Inc. International
Equity Focus

Merrill Lynch Variable Series
Funds, Inc. High Current
Income

Dreyfus Stock Index

The Dreyfus Socially
Responsible Growth

Growth and Income

Small Company Stock



                                  TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE POLICIES. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICIES MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT
SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Policy until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For Non-Qualified Policies, this cost basis is generally the purchase payments, while for Qualified Policies there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Policy (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equal the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Policy within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Policies should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Policy as an annuity contract would result in imposition of federal income tax to the Policy Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that annuity contracts such as the Policies meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios underlying the Policies will be managed by the investment advisers for the Portfolios in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to receipt of payments under the Policy.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE  POLICIES

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

POLICIES  OWNED  BY  OTHER  THAN  NATURAL  PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Policies will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Policies held by a trust or other entity as an agent for a natural person nor to Policies held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Policy to be owned by a non-natural person.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Policy may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Policies.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX  TREATMENT  OF  WITHDRAWALS  -  NON-QUALIFIED  POLICIES

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The Policy provides that upon the death of the Annuitant prior to the Annuity Date, the death benefit will be paid to the named Beneficiary. Such payments made upon the death of the Annuitant who is not the Owner of the Policy do not qualify for the death of Owner exception described above, and will be subject to the ten (10%) percent distribution penalty unless the Beneficiary is 59 1/2 years old or one of the other exceptions to the penalty applies.

The above information does not apply to Qualified Policies. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Policies. (See "Tax Treatment of Withdrawals - Qualified Policies.")

QUALIFIED  PLANS

The Policies offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, the Policies may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Policies may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a Qualified Plan.

Policies issued pursuant to Qualified Plans include special provisions restricting Policy provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Policies issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Policies. (See "Tax Treatment of Withdrawals - Qualified Policies.")

a.    Tax-Sheltered  Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Policies for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Policies" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are allowed under these Policies. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment and the tax consequences of loans.

b.    Individual  Retirement  Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Policies.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Policies to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.      H.R.  10  Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Policies.") Purchasers of Policies for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.      Corporate  Pension  and  Profit-Sharing  Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policies to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Policies.") Purchasers of Policies for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.


TAX  TREATMENT  OF  WITHDRAWALS  -  QUALIFIED  POLICIES

In the case of a withdrawal under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities), 408(b) (Individual Retirement Annuities) and 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 ; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his designated beneficiary;
(d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days. The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED  ANNUITIES  -  WITHDRAWAL  LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 ; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract value which represents contributions by the Owner and does not include any investment results. The limitations on withdrawals apply only to salary reduction contributions made after the end of the plan year beginning in 1988, and to income attributable to such contributions and to income attributable to amounts held as of the end of the plan year beginning in 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE  ANNUITY  PAYOUT

An owner may elect a variable annuity payout. Variable annuity payments reflect the investment performance of the Funds in accordance with the allocation of the value of the Policy to the Funds during the Annuity Period. Variable annuity payments are not guaranteed as to dollar amount.

The Company will determine the number of Annuity Units payable for each payment by dividing the dollar amount of the first annuity payment by the Annuity Unit value for each applicable Fund on the Annuity Date. This sets the number of Annuity Units for each applicable Fund. The number of Annuity Units payable remains the same unless an owner transfers a portion of the annuity benefit to another Fund or to a fixed annuity. The dollar amount is not fixed and will change from month to month.

The dollar amount of the variable annuity payments for each applicable Fund after the first payment is determined by multiplying the fixed number of Annuity Units per payment in each Fund by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Fund. The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the policy maintenance charge.

VARIABLE  ANNUITY  UNIT

The value of any annuity unit for each Fund was arbitrarily set initially at $10. The Annuity unit value at the end of any subsequent valuation period is determined as follows:

     1. The net investment factor for the current valuation period is multiplied by the value of the Annuity Unit for the Fund for the immediately preceding valuation period.

     2. The result is then divided by the assumed investment rate factor which equals 1.00 plus the assumed investment rate for the number of days since the preceding valuation date.

An Owner can choose either a 3%, 4%, or 5% assumed investment rate. If one is not chosen, the assumed investment rate will be 3%.

The assumed investment rate is the assumed rate of return used to determine the first annuity payment for a variable annuity option. A higher assumed investment rate will result in a higher first payment. Choice of a lower assumed investment rate will result in a lower first payment. Payments will increase whenever the actual return exceeds the chosen rate. Payments will decrease whenever the actual return is less than the chosen rate.

FIXED  ANNUITY  PAYOUT

The dollar amount of each fixed annuity payment will be at least as great as that determined in accordance with the 3% Annuity Table. The fixed annuity provides a 3% annual guaranteed interest rate on all Annuity Options. The Company may pay or credit excess interest on a fixed annuity at its discretion.

                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.


                                    PART C

                               OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

A.    FINANCIAL  STATEMENTS

Financial  Statements  for  the  Company  will  be  included  in an amendment.

B.          EXHIBITS

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.

     2.    Not  Applicable.

     3.    Form of Principal Underwriters Agreement (to be filed by amendment).

     4.    (i)     Individual  Variable  and  Fixed  Deferred  Annuity.
           (ii)    Loan Rider
           (iii)   403(b) Annuity Rider
           (iv)    Individual Retirement Annuity Rider

     5.    Application  Form.

     6.    (i)      Copy  of  Articles  of  Incorporation  of  the  Company
                   (to  be  filed  by  amendment).
           (ii)    Copy of the Bylaws of the Company (to be filed by amendment).

     7.    Not  Applicable.

     8.    Form  of  Fund  Participation Agreement (to be filed by amendment).

     9.    Opinion  and  Consent  of  Counsel  (to  be  filed  by  amendment).

    10.    Consent  of  Independent  Auditors  (to  be  filed  by  amendment).

    11.    Not  Applicable.

    12.    Not  Applicable.

    13.    Calculation  of Performance Information (to be filed by amendment).

    14.    Not  Applicable.

    15.    Company  Organizational  Chart  (to  be  filed  by  amendment).

    27.    Not  Applicable.

ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Executive  Officers  and  Directors  of the Company:

Name and Principal       Position and Offices
  Business Address*      with Depositor
-----------------------  -----------------------------------

Lynda L. Cameron         Director

William M. Cameron       Vice Chairman and Chief Executive
                         Officer, Director

David R. Carpenter       Senior Vice President, Treasurer

William E. Durrett       Chairman of the Board, Director

Stephen P. Garrett       Senior Vice President, Secretary

Edward C. Joullian, III  Director

Kenneth D. Klehm         Senior Vice President

Alfred L. Litchenburg    Senior Vice President

John W. Rex              President, Chief Operating Officer,
                         Director

Galen P. Robbins, M.D.   Director
3433 N.W. 56th
Oklahoma City, OK

John D. Smith            Director
P.O. Box 18832
Atlanta, GA


* The principal business address for all officers and directors listed above is 2000 Classen Center, Oklahoma City, Oklahoma except as noted above.



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The  Company  organizational  chart  will  be  filed  by  amendment.

ITEM  27.    NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.    INDEMNIFICATION

The Bylaws of the Company (Article VIII, Section 3) provide, in part, that:

     (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement (whether with or without court approval), judgments, fines actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) The Corporation shall indemnify every person who is or was a party or is or was threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent or in any other capacity of or in another corporation, or a partnership, joint venture, trust, or other enterprise, or by reason of any action alleged to have been taken or not taken by him while acting in such capacity, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such threatened, pending, or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any such threatened or actual action or suit by a settlement or by an adverse judgment or order shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation. Nevertheless, there shall be no indemnification with respect to expenses incurred in connection with any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     (c) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsections (a) and (b) hereof, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such defense.




Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.    PRINCIPAL  UNDERWRITERS

(a)      Not  Applicable.

American Fidelity Securities, Inc. ("AFS, Inc.") is the principal underwriter for the Policies. The following persons are the officers and directors of AFS, Inc. The principal business address for each officer and director of AFS, Inc. is 2000 N. Classen Blvd., Oklahoma City, Oklahoma 73106.

(b)  Name and Principal  Positions and Offices
      Business Address   with Underwriter
     ------------------  ------------------------------------

     William E. Durrett  Director, Chairman, President

     David R. Carpenter  Director, Senior Vice President,
                         Treasurer, Chief Financial Officer

     Marvin R. Ewy       Director, Vice President, Secretary,
                         Chief Operations Officer

     Nancy K. Steeber    Second Vice President, Operations
                         Officer



(c)      Not  Applicable.

ITEM  30.    LOCATION  OF  ACCOUNTS  AND  RECORDS

David R. Carpenter, Senior Vice President and Treasurer, whose address is 2000 Classen Blvd., Oklahoma City, OK 73106, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM  31.      MANAGEMENT  SERVICES

Not  Applicable.

ITEM  32.      UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American Fidelity Assurance Company ("Company") hereby represents that the fees and charges deducted under the Policies described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Oklahoma City and State of Oklahoma, on this 18th day of April, 1997.


                                      AMERICAN  FIDELITY  SEPARATE  ACCOUNT  B
                                      (Registrant)

                                   By: AMERICAN  FIDELITY  ASSURANCE  COMPANY
                                       (Depositor)



                                   By:  /S/  JOHN  W.  REX
                                       _______________________
                                       John  W.  Rex,  President


                                      AMERICAN  FIDELITY  ASSURANCE  COMPANY
                                      (Depositor)



                                   By:  /S/  JOHN  W.  REX
                                       _____________________
                                       John  W.  Rex,  President



Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                   Title                     Date
--------------------------  ------------------------  -------

                            Vice Chairman, Chief
/S/WILLIAM. M. CAMERON      Executive Officer and     4/18/97
----------------------                                -------
William M. Cameron          Director (Principal
                            Executive Officer)

/S/WILLIAM E. DURRETT       Chairman of the Board     4/18/97
----------------------                                -------
William E. Durrett          and Director


LYNDA L. CAMERON*           Director                  4/18/97
----------------------                                -------
Lynda L. Cameron*


/S/JOHN W. REX              Director, President and   4/18/97
----------------------                                -------
John W. Rex                 Chief Operating Officer


/S/EDWARD C. JOULLIAN, III  Director                  4/18/97
--------------------------                            -------
Edward C. Joullian, III


/S/GALEN P. ROBBINS, M.D.   Director                  4/18/97
-------------------------                             -------
Galen P. Robbins, M.D.


JOHN D. SMITH*              Director                  4/18/97
-----------------------                               -------
John D. Smith*

                            Senior Vice President,
/S/DAVID R. CARPENTER       Controller & Treasurer    4/18/97
----------------------                                -------
David R. Carpenter          (Principal Financial
                            Officer)





*By  /S/JOHN  W.  REX
    ______________________________
    John  W.  Rex,  Power  of  Attorney

                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, Lynda L. Cameron, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  13th  day  of  December,  1996.


WITNESS:



/S/  MARSHA BRYAN                                         /S/ LYNDA L. CAMERON
________________                                          ____________________
    Marsha  Bryan                                             Lynda L. Cameron



                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, William M. Cameron, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  24th  day  of  December,  1996.

WITNESS:



/S/  MARSHA  BRYAN                                      /S/ WILLIAM M. CAMERON
________________                                        ______________________
    Marsha  Bryan                                           William M. Cameron

                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, William E. Durrett, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  20th  day  of  December,  1996.

WITNESS:



/S/  MARSHA  BRYAN                                      /S/ WILLIAM E. DURRETT
________________                                        ______________________
    Marsha  Bryan                                           William E. Durrett

                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, Edward C. Joullian, III, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  12th  day  of  December,  1996.

WITNESS:



/S/  MARCIA N. HICKMAN                             /S/ EDWARD C. JOULLIAN, III
_______________________                            ___________________________
    Marcia  N. Hickman                                 Edward C. Joullian, III


                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, Galen P. Robbins, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  12th  day  of  December,  1996.

WITNESS:



/S/  MARSHA  R.  BRYAN                                    /S/ GALEN P. ROBBINS
___________________                                       ____________________
    Marsha  R.  Bryan                                         Galen P. Robbins


                           LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, John D. Smith, a Director of American Fidelity Assurance Company (AFA), a corporation duly organized under the laws of the State of Oklahoma, do hereby appoint John W. Rex and David R. Carpenter, each individually, as my attorney and agent, for me, and in my name as a Director of AFA on behalf of AFA or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

     WITNESS  my  hand  and  seal  this  17th  day  of  December,  1996.

WITNESS:



/S/  EILEEN  R.  SILVA                                       /S/ JOHN D. SMITH
___________________                                          _________________
    Eileen  R.  Silva                                            John D. Smith







                                   EXHIBITS

                                      TO

                                   FORM  N-4

                                     FOR

                    AMERICAN  FIDELITY  SEPARATE  ACCOUNT  B

                    AMERICAN  FIDELITY  ASSURANCE  COMPANY


                               INDEX  TO  EXHIBITS
EXHIBIT  NO.


EX-99.B1 Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.

EX-99.B4(i)    Individual  Variable  and  Fixed  Deferred  Annuity.

EX-99.B4(ii)   Loan Rider

EX-99.B4(iii)  403(b) Annuity Rider

EX-99.B4(iv)   Individual Retirement Annuity Rider

EX-99.B5       Application  Form.